



16021764

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rehmann Financial Network

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4086 Legacy Parkway
(No. and Street)

Lansing	MI	48911
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

6 Concourse Parkway, Suite 600	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicole Spitzley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rehmann Financial Network, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

KATIE SKOCZYLAS
NOTARY PUBLIC, STATE OF MICHIGAN
COUNTY OF INGHAM
My Commission Expires 10-03-2022
ACTING IN THE COUNTY OF Ingham

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REHMANN FINANCIAL NETWORK, LLC

TABLE OF CONTENTS

December 31, 2015

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-7

Supplementary Information

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 (Schedule I) 8

Other Information (Schedule II) 9

Exemption Report SEA Rule 17a-5(d)(4) 10

Report of Independent Registered Public Accounting Firm Review of the Exemption Report SEA Rule 17a-5(g)(2)(ii) 11



6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rehmann Financial Network, LLC

We have audited the accompanying financial statements of Rehmann Financial Network, LLC (a Michigan limited liability company), which comprise the statement of financial condition as of December 31, 2015, and the related statement of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Rehmann Financial Network, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Rehmann Financial Network, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Other Information have been subjected to audit procedures performed in conjunction with the audit of Rehmann Financial Network, LLC's financial statements. The supplemental information is the responsibility of Rehmann Financial Network, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

WARREN AVERETT, LLC
Atlanta, GA
February 23, 2016
(except for Note C, as to which the date is March 7, 2016)

REHMANN FINANCIAL NETWORK, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash	$	107,140
TOTAL ASSETS	$	107,140

LIABILITIES AND MEMBER'S EQUITY

Due to Parent	$	15,840
Member's Equity		91,300
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	107,140

See accompanying notes to financial statements.

REHMANN FINANCIAL NETWORK, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2015

Commissions Revenue	$ -
Operating Expenses	
Professional Services	13,100
License Fees	2,285
Total Operating Expenses	15,385
Net Loss	$ (15,385)

See accompanying notes to financial statements.

REHMANN FINANCIAL NETWORK, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2015

	Total
Balance at December 31, 2014	$ 106,685
Net Loss	(15,385)
Balance at December 31, 2015	$ 91,300

See accompanying notes to financial statements.

REHMANN FINANCIAL NETWORK, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net Loss	$	(15,385)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Increase in due to parent		15,385
Net Cash Provided by (Used in) Operating Activities		-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		-
Cash at Beginning of Year		107,140
Cash at End of Year	$	107,140

See accompanying notes to financial statements.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Rehmann Financial Network, LLC (the "Company") was incorporated in Michigan on July 9, 2012. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Rehmann Financial Group, ("RFG") a Michigan LLC. The Company started operations on April 16, 2014. The Company engages in limited securities business that maintains a commission sharing arrangement with another FINRA registered broker-dealer. The Company is an introducing broker and clears trades through Royal Alliance Associates, Inc.

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition: Commission revenue is predominantly income received from other third party broker dealers and insurance carriers that is recognized when the terms of the sale of products and services to customers are substantially complete and collectability of the income is probable.

Income Taxes: The Company's income or loss is reported on the member's tax return. Accordingly, the financial statements do not include a provision for income taxes.

Management does not believe there are any uncertain tax positions as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal and state tax filings for tax years 2012 to 2014, which are still open under the statute of limitations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events: The Company has evaluated events and transactions that occurred between December 31, 2015 and February 23, 2016 which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE B—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 $^{2}/_{3}$% of "aggregate indebtedness," as those terms are defined in the Rule. Schedule I is included in the Supplemental Information of this report.

Net capital and aggregate indebtedness changes from day-to-day, but as of December 31, 2015, the Company had net capital of $91,300, which exceeded the minimum net capital requirement of $5,000 by $86,300. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1.

NOTE C – SUBSEQUENTLY DISCOVERED INFORMATION

In our original report on the financial statements of Rehmann Financial Network, LLC as of December 31, 2015, which was dated February 23, 2016, we expressed an unmodified opinion on such financial statements and on management's Exemption Report claiming exemption from 17 C.F.R. §15c3-3(k) under which JSL Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii). Subsequent to the issuance of our report, FINRA contacted management and notified management that the Company is exempt under 17 C.F.R. §240.15c3-3: (2)(i) instead of 17 C.F.R. §240.15c3-3: (2)(ii), as previously reported. Based on our review of the information discovered subsequent to the issuance of our original report, our original opinion on both the financial statements and the Exemption Report remains unmodified. Our report has been altered to include the correct exemption section as noted above and to dual-date our report release date to incorporate the section change.



SUPPLEMENTARY INFORMATION

REHMANN FINANICAL NETWORK, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2015

Computation of Net Capital		
Total member's equity	$	91,300
Deduct non-allowable assets		-
Net capital	$	91,300
Computation of Aggregate Indebtedness		
Total aggregate indebtedness	$	15,840
Computation of Minimum Net Capital Requirement		
Net capital	$	91,300
Minimum net capital to be maintained (greater of $5,000 or 6 $^2/_3$% of total aggregate indebtedness)		5,000
Net capital in excess of requirement	$	86,300
Percentage of aggregate indebtedness to net capital		17.35%

There is no significant difference between net capital as computed by the Company on its corresponding unaudited Form X-17A-5 as of December 31, 2015 as filed on January 27, 2016 and the audited financial statements at December 31, 2015.

REHMANN FINANCIAL NETWORK, LLC
SCHEDULE II
OTHER INFORMATION
December 31, 2015

A) COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

B) INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

C) STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERALCREDITORS AS OF DECEMBER 31, 2015

The statement of changes in liabilities subordinated to claims of general creditors has been omitted since Rehmann Financial Network, LLC had no such liabilities outstanding at the beginning of the year, during the year or at year end.



Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

February 23, 2016

To the Member
Rehmann Financial Network, LLC

In connection with our audit of the financial statements and supplemental information of Rehmann Financial Network, LLC for the year ended December 31, 2015 and have issued our report thereon dated February 23, 2016. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices
Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2015. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Due to the Company's limited activity, we noted no critical accounting policies used by Rehmann Financial Network, LLC in its 2015 financial statements are described in Note 1 to the financial statements.

Critical Accounting Estimates
Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. Due to the Company's limited activity, we noted no critical accounting estimates affecting the financial statements

Significant Unusual Transactions
For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions
As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which

exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Computation of Net Capital under Rule 15c3-1 that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the the Member and management of Rehmann Financial Network, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Warren Averett, LLC

WARREN AVERETT, LLC


Warren
Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

February 23, 2016

Mr. Fred Schaard, CEO
Ms. Nicole Spitzley, CCO
Rehmann Financial Network, LLC

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

We are not aware of any such relationships.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company with you at any time that is believed to be necessary.

This letter is intended solely for use by the Member and management of Rehmann Financial Network, LLC in your consideration of our independence as auditors, and should not be used for any other purpose.

Very truly yours,

Warren Averett, LLC

WARREN AVERETT, LLC


Warren
Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rehmann Financial Network, LLC

We have reviewed management's statements, included in the accompanying Exemptive Provision Under Rule 15c3-3, in which (1) Rehmann Financial Network, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rehmann Financial Network, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Rehmann Financial Network, LLC stated that Rehmann Financial Network, LLC met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Rehmann Financial Network, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rehmann Financial Network, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

WARREN AVERETT, LLC
ATLANTA, GA
February 23, 2016
(except for Note C, as to which the date is March 7, 2016)

All fields marked with * are mandatory.

Annual Audit Notice Information:

Name of Auditor*

Warren Averett, LLC

PCAOB #*

2226

Auditor Address - Street*

6 Concourse Parkway, Suite 600

City*

Atlanta

State*

GA

Zip Code*

30326

Auditor Main Phone Number*

7703961100

Auditor Signing Partner Name*

Charles Bailey

Signing Partner Direct Phone Number*

7703936439

Signing Partner Email Address*

charles.bailey@warrenaverett.com

FYE: 2011-12-31



Nicole Spitzley
Chief Compliance Officer

Rehmann Financial

4086 Legacy Parkway
Lansing, MI 48911
Ph: 517.316.2400
Direct: 517.316.2438
Fx: 517.316.2401
nicole.spitzley@rehmann.com
rehmann.com

EXEMPTION

SEA RULE 17A-5(d)(4)

March 7, 2016

Warren Averett
Six Concourse Parkway
Suite 600
Atlanta, GA 30338

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Rehmann Financial Network is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c-3-3 for the fiscal year ended December 31, 2004.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exemption.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: Nicole Spitzley

Name: Nicole Spitzley

Title: Chief Compliance Officer

